SEC FILE NUMBER
000-19871

CUSIP NUMBER
85857R303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

StemCells, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

39899 Balentine Drive, Suite 200

Address of Principal Executive Office (Street and Number)

Newark, CA 94560

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In May 2016, StemCells, Inc. (the “Company”) decided to terminate its Phase II Pathway Study in spinal cord injury following an in-depth review of data from the study and after obtaining the concurrence of the study’s Interim Analysis Data Monitoring Committee. Following this, in May 2016, the Company’s Board of Directors approved a plan to wind down the Company’s current operations. As part of the wind down of the Company’s operations, it conducted a reduction of work force impacting all of its remaining full-time employees, consisting of approximately 50 employees, as of August 1, 2016.

In light of these recent events, including the Company’s reduction in staffing levels, the Company could not finalize certain disclosures necessary for the completion of its Form10-Q in time to allow completion of the report within the prescribed period without undue hardship and expense. The Company expects to file its Form 10-Q within the 5-day extension period afforded by Rule 12b-25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth Stratton	(650)	670-2282
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the winding down of the Company, research and development expenses in the second quarter of 2016 decreased approximately 49% when compared to 2016, general and administrative expenses in the second quarter of 2016 decreased approximately 32% when compared to 2015 and the Company incurred approximately $4.2 million in wind-down expenses in the second quarter of 2016.

Safe Harbor Statement

This Form 12b-25 contains certain forward-looking statements, including with respect to the anticipated filing of the Company’s financial results and its ability to file the Form 10-Q by the extension of the deadline. Such forward-looking statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied. Consequently, the Company cautions readers not to place undue reliance on any such statements. Such risks and uncertainties include factors relating to the timing and nature of the additional work required to complete the closing procedures for the Form 10-Q. These forward-looking statements are based on information available to the Company as of the date of this filing. The Company undertakes no obligation to update or correct any forward-looking statement made herein due to the occurrence of events after the filing of this Form 12b-25.

STEMCELLS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 9, 2016	By:	/s/ Kenneth B. Stratton
		Name:	Kenneth B. Stratton
		Title:	General Counsel